ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

082-34979

SUPPL

April 30, 2008

08002498

Mr. Gopalkrish
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai – 400 001

Fax # 022- 22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
Mumbai – 400 051

Fax # 022-26598237 / 38 / 26598191

SEC Mail Processing Section
MAY 02 2008
Washington, DC
110

Luxembourg Stock Exchange
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
Europe

Fax # 00-352-473-298

PROCESSED
MAY 15 2008
THOMSON REUTERS

Dear Sir,

Ref: Scrip Code BSE 500 303

This is to inform you that the Board of Directors of Aditya Birla Nuvo Limited at its meeting held on 30th April, 2008 at Mumbai have inter alia, approved the Annual Accounts of the Company for the year ended 31st March, 2008. The financial results are as under:-

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company: **Aditya Birla Nuvo Limited**
Regd. Office: Indian Rayon Compound,
Veraval – 362 266, Gujarat

For the year ended 31st March, 2008

(Rs. in Crores)

		Year ended 31.03.08	Previous Year Ended 31.03.2007(*)
1.	Total Turnover and other Receipts	3965.80	3464.98
2.	Gross Profit: (before deducting any of the following)	633.95	603.79
	a) Interest	179.02	171.16

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

	b) Depreciation / amortisation	141.10	120.32
	c) Provision for Tax	71.49	86.11
	d) Extraordinary Item	(0.73)	1.23
3.	Net Profit	243.07	224.97
4.	Amounts appropriated from		
	a) Debenture Redemption Reserve		
	b) Investment Allowance Reserve		
	c) Amount transferred on amalgamation of IGFL		
5.	Appropriation Less: Transferred to:		
	i) General Reserve	175.00	150.00
	ii) Investment Reserve		
	iii) Debenture Redemption Reserve		
6.	a) Dividend @ Rs. 5.75/- per share	54.63	51.32
	(Previous Year Rs.5.50/- per share) (interim dividend)		
	b) Corporate Dividend Tax	9.28	7.20
7.	Balance carried forward	21.06	16.90
8.	Paid-up Equity Capital	95.01	93.31
9.	Reserve Except Revaluation Reserve	3551.32	3031.24
10.	Particulars of proposed Right / Convertible Debenture issue	None	None

11. Date from which dividend is likely to be paid, will be informed separately.

(*) Previous Year's / period's figures are regrouped / rearranged wherever necessary.

This is for your kind information.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

SEC Mail Processing
Section

MAY 02 2008

Washington, DC
110

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Encl: a/a

1. Central Depository Services (India) Ltd. — Fax# 2272 3199
   16th & 17th Floor
   Phiroze Jeejeebhoy Towers
   Dalal Street, Fort,
   Mumbai 400 023

2. National Securities Depository Ltd. — Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   Mumbai 400 013

3. Listing & Agency Administration — Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG
   S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

4. Mr. Jonathan L Paterson — Fax # 001-212 816 6865
   ADR - Account Manager
   Citibank NA
   388, Greenwich St., 14th Floor
   New York
   NY 10013

5. Mr. Shekar Jain — Fax # 022-56672740 / 022-56672779
   Head Operations
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   Mumbai 400 013

6. U.S. Securities and Exchange Commission
   Office of International Corporation Finance
   100 F Street, N.E.
   Washington D.C.20549

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

April 30, 2008

Mr. Gopalkrishnan Iyer **AGM, DCS-CRD** The Stock Exchange-Mumbai Phiroze Jeejeebhoy Towers Dalal Street Mumbai – 400 001	Fax # 022-22723121/ 22722037 22722041 / 22723719 22722039 / 22722061
The Secretary National Stock Exchange of India Ltd. Exchange Plaza, 5th Floor Plot No.C/1, G-Block Bandra-Kurla Complex, Bandra (East) Mumbai – 400 051	Fax # 022-26598237 / 38 / 26598191
Luxembourg Stock Exchange P.O.Box No.165 L-2011 Luxembourg Grand-Dutchy of Luxembourg Europe	Fax # 00-352-473-298

Dear Sir,

Sub : **Audited Financial Results for FY 2007-08**
Ref : **Scrip Code BSE 500 303**

This is to inform you that the Board of Directors of Aditya Birla Nuvo Limited at its meeting held today, the 30th April, 2008, have inter alia:

1. Approved the Audited Annual Accounts of the Company for the year ended 31st March, 2008.

2. Proposed payment of dividend on Equity Shares for the year ended 31st March, 2008 @ Rs.5.75 (Rupees Five and Seventy Five paisa Only) per equity share of 10/- each.

Copies of the Financial Results, Presentation and Press Release, which are being released today, are enclosed herewith.

The above are for your kind information.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl: a/a

SEC Mail Processing
Section

MAY 02 2008

Washington, DC
110

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Encl: a/a

1. Central Depository Services (India) Ltd. — Fax# 2272 3199
   16th & 17th Floor
   Phiroze Jeejeebhoy Towers
   Dalal Street, Fort,
   Mumbai 400 023

2. National Securities Depository Ltd. — Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   Mumbai 400 013

3. Listing & Agency Administration — Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG
   S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

4. Mr. Jonathan L Paterson — Fax # 001-212 816 6865
   ADR - Account Manager
   Citibank NA
   388, Greenwich St., 14th Floor
   New York
   NY 10013

5. Mr. Shekar Jain — Fax # 022-56672740 / 022-56672779
   Head Operations
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   Mumbai 400 013

6. U.S. Securities and Exchange Commission
   Office of International Corporation Finance
   100 F Street, N.E.
   Washington D.C.20549

ADITYA BIRLA NUVO

PRESS RELEASE

Mumbai, 30th April, 2008

Aditya Birla Nuvo Limited reports results for the fourth quarter and the financial year ended 31st March 2008

Consolidated turnover crosses USD 3 billion achieving 45% year on year growth

Aditya Birla Nuvo continued its growth journey during the year. All the businesses are progressing well on the designed path.

- **Consolidated revenues grew by 45% from Rs. 8,366.8 Crores to Rs. 12,134 Crores**
  - ✓ **Growth businesses contributed 75% to the consolidated revenues**
- **Standalone revenues grew by 15% from Rs. 3420.5 Crores to Rs. 3924.2 Crores and net profit rose by 8% from Rs. 225 Crores to Rs. 243.1 Crores**
- **Consolidated Net profit was lower by 46% from Rs. 280.9 Crores to Rs. 150.8 Crores**
  - ✓ **Growing share of new business in the Life Insurance business impacted profitability**
- **Consolidated net profit without Life Insurance rose by 25% from Rs. 384.3 Crores to Rs. 480.3 Crores**

Rs. Crores

Standalone Results						
Quarter ended 31st March			Particulars	Full Year ended 31st March		
2008	2007	Growth %		2008	2007	Growth %
1,130.8	859.7	32%	Net Income from Operations	3,924.2	3,420.5	15%
180.0	143.8	25%	Operating Profit (PBDIT)	633.9	603.8	5%
70.5	62.3	13%	Net Profit	243.1	225.0	8%

The Company's **standalone** revenues during the year grew by 15% to Rs. 3,924.2 Crores vis-à-vis Rs. 3,420.5 Crores achieved in the preceding year. The Carbon Black, Insulators and Rayon businesses posted the highest ever annual revenues. Plant shutdown in the Fertilisers business for nearly two and a half months, in the first half of the year, arrested higher growth. During the fourth quarter, **standalone** revenues at Rs. 1130.8 Crores grew by 32% vis-à-vis Rs. 859.7 Crores reported in the previous year.

Despite lower profitability in the fertilisers business due to plant shutdown, the Company's **standalone** net profit during the year is up by 8% at Rs. 243.1 Crores as against Rs 225 Crores achieved in the last year. The Insulators and the Carbon Black businesses together with the income tax refunds contributed significantly to the earnings. During the fourth quarter, **standalone** net profit rose by 13% to Rs. 70.5 Crores as against Rs. 62.3 Crores in the corresponding quarter last year.

Rs. Crores

Consolidated Results						
Quarter ended 31st March			Particulars	Full Year ended 31st March		
2008	2007	Growth %		2008	2007	Growth %
3,804.4	2,652.2	43%	Net Income from Operations	12,134.0	8,366.8	45%
241.0	305.5	-21%	Operating Profit (PBDIT)	1,101.3	1,139.6	-3%
(21.9)	82.2	-127%	Net Profit (after Minority Interest)	150.8	280.9	-46%

The Company's **consolidated** revenues during the year are up by 45% at Rs. 12,134 Crores vis-à-vis

Rs. 8,366.8 Crores achieved last year. **Revenues from its subsidiaries and joint ventures, where the company has made substantial investments in the past, grew by 66% to Rs. 8,209.8 Crores from Rs. 4,946.3 Crores.** All the businesses are on the growth trajectory.

- The **Telecom** business registered a 54% rise in revenues at Rs. 6,720 Crores. Its subscriber base as on March 31, 2008 grew to 24 Million with 16.2% market share in 11 operating circles up from 14.9% at the beginning of the year. Idea received licenses to operate in the remaining 9 circles and spectrum allocation for Tamil Nadu (including Chennai) and Orissa circles. The Tower JV formed with Bharti Airtel and Vodafone, will support speedy roll out of services in 5 out of these 9 new circles. Idea is targeting roll out of services in Mumbai and Bihar circles in the second quarter and in Tamil Nadu (including Chennai) and Orissa circles in the third quarter of FY2008-09. This is a significant move towards Pan India presence.

- The **Life Insurance** business revenues at Rs. 4,012.1 Crores grew by 94% as against Rs. 2,068.8 Crores registered in the previous year. New business premium grew by 123% to Rs. 1965 Crores supported by expanded distribution reach and innovative product launches. Share of new business in total premium income rose from 50% last year to 60% in the reporting year. The business ranked 6th amongst private players with an improved market share of 6.2% upto February 2008 vis-à-vis 5.2% in the corresponding period last year. The business strengthened its product portfolio through launch of three new products – Gold Plus, Saral Jeeven and Platinum Plus. The business now has 339 branches and over 1 Lac agents compared to 137 branches and about 57,000 agents at the beginning of the year. Business is targeting to reach 1000 branches mark along with doubled agents force in FY2008-09.

- The **BPO** business reported revenues of Rs. 1577.7 Crores. Ten new clients have been added. Two new sites in India, one site in Philippines and three sites in North America were launched during the year taking global delivery capacities to 9,089 seats across 26 sites. Business under integration phase has been further impacted by weak dollar and US slow down.

- In the **Garments** business, revenues rose by 24% to Rs. 1,025.8 Crores from Rs. 830.4 Crores. 115 new Exclusive Brand Outlets (EBOs) were launched taking the controlled retail space to 5.1 lacs square feet across 253 EBOs. Two new subsidiaries were launched for bolstering presence in large format apparel retailing space.

During the fourth quarter, **consolidated** revenues jumped by 43% to Rs. 3804.4 Crores from Rs. 2652.2 Crores achieving growth across the businesses despite economic slowdown.

<u>Investment phase of growth businesses had gestating impact on consolidated profitability</u>

The Company's consolidated net profit at Rs. 150.8 Crores is lower by 46% during the year, against Rs. 280.9 Crores attained in the preceding year largely due to higher losses in the Life Insurance business. Without Life Insurance business, consolidated net profit has grown up by 25% to Rs. 480.3 Crores from Rs. 384.3 Crores. The Telecom business, which is now in the profit phase, more than doubled its net profit to Rs. 1042.3 Crores vis-à-vis Rs. 502.2 Crores earned in the last year.

- **In the Life insurance business, net loss increased during the year to Rs. 445.3 Crores from Rs. 139.7 Crores. This was largely due to growing share of new business premium. The new business is fully profitable and income will accrue over the policy period. Higher spends on intensification of distribution network to regain the market share also impacted profitability.**

- **In the BPO business, net loss was higher at Rs. 88.9 Crores, constrained by the weakening of US Dollar, besides ramping up of new sites.**
- **Pre-launch expenses of stores in apparel retail subsidiaries and impact of weak dollar on contract exports business lowered the profitability of the Garments business.**

During the fourth quarter, the higher share of new business premium in the life insurance business has depressed consolidated net profit.

Promoters to fund growth of the company through preferential allotment

The Shareholders of the company have approved allotment of 2.05 Crores warrants on preferential basis to the Promoters at the EOGM held in February 2008. Till March 2008, a sum of Rs. 751.1 Cr. has been received as 10% upfront payment and on conversion of 17 lacs warrants into equity shares.

Dividend

The Board of Directors has recommended a dividend of 57.5% for the current year as against 55% last year. The company will also pay a dividend tax (including surcharge and education cess) of 17%. The dividend outgo will therefore be Rs. 63.9 Crores.

Growth Initiatives

- In its pursuit to become a Pan India player, the **Telecom** business is targeting to roll out Mumbai and Bihar circles in the second quarter and Tamil Nadu (including Chennai) and Orissa circles of in the third quarter of FY2008-09. Roll out in the remaining circles is targeted within 6-9 months on the allocation of spectrum.
- **Financial Services** businesses will continue to improve market positioning through scaling up of distribution reach, strengthening product portfolio through innovative launches, improving brand loyalty through transparent returns and deriving synergies through cross selling. It is also planned to explore and enter growth avenues in new business segments in the financial services space.
- **BPO business** is scaling its global delivery capacity with a focus on migration to high margin KPO segment and low cost new geographies.
- **Madura Garments** will aggressively pursue apparel retailing with the launch of large format family stores for Peter England and Mens exclusive Lifestyle stores for Fashion and International brands through two separate subsidiaries besides creating its own exclusive brand outlets.
- **Insulators** business is expanding its capacity by 12,000 MT in two phases besides foraying in polymer insulators.

Most of our businesses are progressing well on the designed path to leverage growth opportunities. Aditya Birla Nuvo is optimistic about meeting the challenges of strategic growth initiatives and enhancing its revenues and earnings. The investments pumped, more specifically into the Life Insurance, BPO and Garments businesses, which have created a stretch on profitability in the short term, will go a long way for value creation for shareholders.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2008

(Rs Crores)

FINANCIAL RESULTS	Consolidated Financial Results			
	Quarter Ended 31st March		Year Ended 31st March	
	2008	2007	2008	2007
Income from Operations	3,862.42	2,700.76	12,347.35	8,542.93
Less: Excise Duty	57.98	48.59	213.31	176.16
Net Income from Operations	**3,804.44**	**2,652.17**	**12,134.04**	**8,366.77**
Other Income	43.99	20.07	93.13	63.86
Total Income	**3,848.43**	**2,672.24**	**12,227.17**	**8,430.63**
Expenditure:				
Decrease / (Increase) in Stock in Trade	(13.69)	(14.64)	(93.22)	(53.84)
Consumption of Raw Materials	611.81	478.69	2,074.01	1,824.57
Purchase of Traded Goods	40.01	24.12	187.78	138.12
Employees Cost	561.54	442.49	1,995.42	1,262.80
Depreciation and Amortisation	150.10	116.97	524.94	422.78
Other Expenditure	1,218.75	765.57	3,921.53	2,600.36
Change in valuation of liability in respect of Life Insurance policies in force	1,189.00	670.50	3,040.39	1,519.04
Total Expenditure	**3,757.52**	**2,483.70**	**11,650.85**	**7,713.83**
Profit Before Interest & Tax	**90.91**	**188.54**	**576.32**	**716.80**
Interest and Finance Expenses (Net)	132.26	109.89	425.02	363.33
Profit Before Tax and Exceptional Items	**(41.35)**	**78.65**	**151.30**	**353.47**
Gain on sale of Subsidiary/Undertaking	-	2.53	0.73	2.53
VRS Cost	-	-	-	(2.01)
Profit After Exceptional Items	**(41.35)**	**81.18**	**152.03**	**353.99**
Less: Provision for Taxation:				
Current Tax	34.04	22.37	103.58	114.58
Deferred Tax (Net)	13.05	12.78	45.57	18.37
Fringe Benefit Tax	2.20	2.88	11.84	9.26
Write back of excess provision for Tax/Income Tax refund related to earlier years (net)	(13.79)	(21.25)	(35.13)	(30.31)
Net Profit (Before Minority Interest)	**(76.85)**	**64.40**	**26.17**	**242.09**
Less : Minority Interest	(55.01)	(17.78)	(124.61)	(38.34)
Share of Profit/(Loss) of Associates	-	-	-	0.46
Net Profit	**(21.84)**	**82.18**	**150.77**	**280.89**
Equity Share Capital (Face Value of Rs.10 each)	95.01	93.31	95.01	93.31
Reserve			3,510.45	3026.29
Basic Earnings Per Share (Rs)	(2.52)	8.96	15.95	31.96
Diluted Earnings Per Share (Rs)	(2.52)	8.95	15.94	31.95
Public Shareholding				
Number of Shares			53,564,907	53,531,369
Percentage of Shareholding			56.38%	57.37%

Contd. from Page 1

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2008

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results			
	Quarter Ended 31st March		Year Ended 31st March	
	2008	2007	2008	2007
Segment Revenue				
Garments	276.29	218.93	1,025.84	830.38
Rayon Yarn (Including Caustic & Allied Chemicals)	127.75	107.43	475.18	441.46
Carbon Black	267.07	181.34	863.84	738.94
Insulators	115.21	70.17	398.69	225.30
Other Textiles (Spun Yarn & Fabrics)	153.12	158.95	594.87	625.00
Fertilizers	246.79	197.70	765.04	778.48
Financial Services	65.83	45.88	197.46	137.53
Life Insurance	1,477.15	828.31	4,012.15	2,068.77
Software	26.78	24.85	101.09	93.58
BPO	428.43	373.86	1,577.65	1,015.54
Telecom	626.84	449.08	2,135.63	1,421.81
Total Segmental Revenue	3,811.26	2,656.50	12,147.44	8,376.79
Less: Inter Segment Revenue	(6.82)	(4.33)	(13.40)	(10.02)
Net Income from Operations	**3,804.44**	**2,652.17**	**12,134.04**	**8,366.77**
Segment Results (Profit before Interest and Tax - PBIT)				
Garments	(4.44)	16.50	0.01	64.57
Rayon Yarn (Including Caustic & Allied Chemicals)	25.44	12.30	91.52	88.74
Carbon Black	30.92	29.42	130.32	116.03
Insulators	37.37	20.31	122.53	42.80
Other Textiles (Spun Yarn & Fabrics)	11.34	11.15	48.69	52.13
Fertilizers	31.11	31.16	84.45	100.89
Financial Services	17.57	6.84	44.35	34.15
Life Insurance	(200.58)	(64.83)	(437.68)	(135.45)
Software	2.89	2.75	6.45	4.86
BPO	(8.73)	7.88	(26.48)	33.81
Telecom	138.13	96.20	476.34	271.46
Total Segment Result	**81.02**	**169.68**	**540.50**	**673.99**
Less: Interest & Finance Expenses (Net)	(112.66)	(92.30)	(367.01)	(321.30)
Add: Net of Unallocable Income/(Expenditure)	(9.71)	1.27	(22.19)	0.78
Profit Before Tax and Exceptional Items	**(41.35)**	**78.65**	**151.30**	**353.47**
Gain on sale of Subsidiary/Undertaking	-	2.53	0.73	2.53
VRS Cost	-	-	-	(2.01)
Profit After Exceptional Items	**(41.35)**	**81.18**	**152.03**	**353.99**
Capital Employed (Segment Assets - Segment Liabilities)			As on 31st March 08	As on 31st March 07
Garments			746.06	494.88
Rayon Yarn (Including Caustic & Allied Chemicals)			453.69	450.54
Carbon Black			667.54	487.25
Insulators			239.96	186.10
Other Textiles (Spun Yarn & Fabrics)			359.33	311.17
Fertilizers			531.27	400.75
Financial Services			306.98	171.28
Life Insurance			384.64	226.94
Software			31.62	29.13
BPO			1,005.59	910.74
Telecom			3,218.11	2,043.56
Total Segment Capital Employed			7,944.79	5,712.34
Add: Unallocated Corporate Assets			2,139.86	2,473.53
Total Capital Employed			10,084.65	8,185.87

Contd. from Page 2

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2008

(Rs Crores)

FINANCIAL RESULTS	Standalone Financial Results			
	Quarter Ended 31st March		Year Ended 31st March	
	2008	2007	2008	2007
Income from Operations	1,188.74	898.86	4,137.52	3,577.89
Less: Excise Duty	57.98	39.19	213.31	157.42
Net Income from Operations	**1,130.76**	**859.67**	**3,924.21**	**3,420.47**
Other Income	26.94	10.63	41.59	44.51
Total Income	**1,157.70**	**870.30**	**3,965.80**	**3,464.98**
Expenditure:				
Decrease / (Increase) in Stock in Trade	(5.60)	(5.47)	(83.68)	(45.48)
Consumption of Raw Materials	587.43	415.53	1,943.49	1,676.04
Purchase of Traded Goods	40.01	51.33	187.76	164.32
Employees Cost	63.59	44.04	258.20	193.23
Depreciation and Amortisation	37.75	27.99	141.10	120.32
Other Expenditure	292.30	221.03	1,026.08	873.08
Total Expenditure	**1,015.48**	**754.45**	**3,472.95**	**2,981.51**
Profit Before Interest & Tax	**142.22**	**115.85**	**492.85**	**483.47**
Interest and Finance Expenses (Net)	50.21	49.06	179.02	171.16
Profit Before Tax and Exceptional Items	**92.01**	**66.79**	**313.83**	**312.31**
Gain on sale of Undertaking	-	-	0.73	0.20
VRS Cost	-	-	-	(1.43)
Profit After Exceptional Items	**92.01**	**66.79**	**314.56**	**311.08**
Less: Provision for Taxation:				
Current Tax	27.95	17.89	78.14	98.82
Deferred Tax (Net)	7.01	8.16	25.24	15.16
Fringe Benefit Tax	0.98	0.83	3.86	3.39
Write back of excess provision for Tax/Income Tax refund related to earlier years (net)	(14.41)	(22.35)	(35.75)	(31.26)
Net Profit	**70.48**	**62.26**	**243.07**	**224.97**
Equity Share Capital (Face Value of Rs.10 each)	95.01	93.31	95.01	93.31
Reserve			3,551.32	3031.24
Basic Earnings Per Share (Rs)	7.55	6.79	26.05	25.60
Diluted Earnings Per Share (Rs)	7.55	6.78	26.04	25.58
Public Shareholding				
Number of Shares			53,564,907	53,531,369
Percentage of Shareholding			56.38%	57.37%

Contd. from Page 3

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2008

(Rs Crores)

SEGMENT REPORTING	Standalone Financial Results			
	Quarter Ended 31st March		Year Ended 31st March	
	2008	2007	2008	2007
Segment Revenue				
Garments	222.30	173.60	825.71	700.12
Rayon Yarn (Including Caustic & Allied Chemicals)	127.75	107.43	475.18	441.46
Carbon Black	267.07	181.34	863.84	738.94
Insulators	115.21	38.20	398.69	112.81
Other Textiles (Spun Yarn & Fabrics)	153.12	158.95	594.87	625.00
Fertilizers	246.79	197.70	765.04	778.48
Financial Services	0.22	2.81	5.27	27.65
Total Segmental Revenue	1,132.46	860.03	3,928.60	3,424.46
Less: Inter Segment Revenue	(1.70)	(0.36)	(4.39)	(3.99)
Net Income from Operations	**1,130.76**	**859.67**	**3,924.21**	**3,420.47**
Segment Results (Profit before Interest and Tax - PBIT)				
Garments	16.47	17.50	35.08	58.04
Rayon Yarn (Including Caustic & Allied Chemicals)	25.44	12.30	91.52	88.74
Carbon Black	30.92	29.42	130.32	116.03
Insulators	37.37	11.19	122.53	35.07
Other Textiles (Spun Yarn & Fabrics)	11.34	11.15	48.69	52.13
Fertilizers	31.11	31.16	84.45	100.89
Financial Services	(1.34)	0.29	(2.44)	7.76
Total Segment Result	**151.31**	**113.01**	**510.15**	**458.66**
Less: Interest & Finance Expenses (Net)	(49.50)	(47.70)	(174.86)	(157.29)
Add: Net of Unallocable Income/(Expenditure)	(9.80)	1.48	(21.46)	10.94
Profit Before Tax and Exceptional Items	**92.01**	**66.79**	**313.83**	**312.31**
Gain on sale of Undertaking	-	-	0.73	0.20
VRS Cost	-	-	-	(1.43)
Profit After Exceptional Items	**92.01**	**66.79**	**314.56**	**311.08**
Capital Employed (Segment Assets - Segment Liabilities)			**As on 31st March 08**	**As on 31st March 07**
Garments			471.25	331.16
Rayon Yarn (Including Caustic & Allied Chemicals)			453.69	450.54
Carbon Black			667.54	487.25
Insulators			239.96	27.47
Other Textiles (Spun Yarn & Fabrics)			359.33	311.17
Fertilizers			531.27	400.75
Financial Services			14.03	15.75
Total Segment Capital Employed			2,737.07	2,024.09
Add: Unallocated Corporate Assets			3,949.09	3,780.30
Total Capital Employed			6,686.16	5,804.39

Contd. from Page 4

Notes:

1 Pursuant to the provision of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 and the approval of the Members of the Company in the Extra Ordinary General Meeting held on February 06, 2008, and on payment of 10% of the amount, the Company has issued and allotted 2.05 crores Warrants ofRs.10/- each at a price of Rs.2007.45 to the Promoter and Promoter Group on preferential basis. The holder of each warrant is entitled to apply for and obtain allotment of one Equity Shares against each Warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment in one or more tranches. Out of the above, the Promoter have exercised options on 17 lacs warrants and therefore the Company has allotted 17 lacs equity shares of Rs.10/- each on March 31, 2008.

2 IDEA Cellular Limited (IDEA) application to Department of Telecommunication (DOT) for transfer of telecom licenses held in the name of the erstwhile subsidiaries (which stand merged with the IDEA) i.e. Idea Mobile Communications Limited, Idea Telecommunications Limited and BTA Cellcom Limited is pending for procedural approval. The Auditors have drawn attention to this matter. IDEA Management have confirmed that it meets the licensing condition laid down for transfer of licenses in case of amalgamation and expects to receive this procedural approval in the ensuing period.

3 a) On receipt of requisite approvals on August 08, 2007 the Scheme of Amalgamation of Aditya Birla Insulators Ltd. (ABIL), the wholly owned Subsidiary of the Company, with the Company had become effective from the Appointed Date i.e., April 01, 2007. Accordingly, as on the Appointed Date, the financials of ABIL have been incorporated in the books of the Company.

b) The results for the period(s) are strictly not comparable with that of corresponding period(s) on account of (a) above.

c) Previous year's / period's figures are regrouped / rearranged wherever necessary.

4 Status of Investor Complaints for the quarter ended March 31, 2008.

Opening	Received	Redressed	Pending
6	12	14	4*

* 3 have since been resolved

5 The Board of Directors has recommended a dividend of Rs 5.75 per share of Rs 10 each at its meeting held on April 30, 2008.

6 The above results have been reviewed by the Audit Committee of the Board and taken on record at the meeting of the Board of Directors held on April 30, 2008.

Place: Mumbai
Date: April 30, 2008

Dr. Bharat K. Singh
Managing Director


Performance Review
FY 2007-08
Investors Presentation
Mumbai, 30th April 2008
ADITYA BIRLA NUVO
ADITYA BIRLA GROUP
strong foundation energised growth

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Contents

Key Highlights

ADITYA BIRLA NUVO

- **All the businesses are progressing well on the designed path :**
  - Telecom : Moving towards Pan India presence & accelerating growth in existing circles
  - Financial services : Regaining market share by expanding distribution reach
  - BPO : Executing integration of Transworks-Minacs and building global delivery capacities towards profitable growth
  - Branded Garments : Building sizeable presence in apparel retailing
  - Expanding capacities and capitalising on all opportunities in various value businesses

- **Promoters to fund the growth of the company**
  - In the EOGM held in Feb'08, shareholders approved allotment of 2.05 Crores warrants convertible into equity shares within 18 months @ Rs. 2007.45 per share
    - 10% upfront payment on issue size amounting to Rs. 411.5 Cr. received in Feb'08
    - 17 Lacs warrants converted into equity shares in Mar'08 collecting Rs. 339.6 Cr.

- **ESOPs alloted to employees during the year as talent retention initiative**

Key Highlights – Growth businesses

ADITYA BIRLA NUVO

Telecom – Moving towards Pan India Presence

- Network expansion in existing circles is on track to support growing customer base
  - 8,876 new population centres covered through launch of 14555 cell sites during the year
- 6th largest cellular operator in India with all India market share at 9.4%
  - Subscribers base in 11 operating circles at 24 Mn with 16.2% market share
- Mumbai & Bihar circles received spectrum after long wait; targeting commencement of operations in 2nd quarter of FY2008-09
- Licenses for remaining 9 circles received; awaiting spectrum for roll out
  - Spectrum allocated for Tamil Nadu (including Chennai) and Orissa circles; roll out of services targeted in 3rd quarter of FY2008-09
- Formed Indus Towers, a joint venture for tower sharing with Bharti Airtel & Vodafone
  - Idea will have ready access to tower infrastructure for speedy roll out in new circles

ADITYA BIRLA NUVO

Key Highlights – Growth businesses

Financial Services – Regaining market share

- **Life Insurance : Outperforming industry growth**
  - Scaled up distribution reach to 339 branches and over 1 Lac direct selling agents up from 137 branches and about 57K in Mar'07
    - Further 261 new branches are targeted to roll out by May'08
    - Targeting to reach 1000 branches mark and to double direct sales force in FY2008-09
  - Product portfolio strengthened through launch of 3 new products during the year
    - Gold Plus, Saral Jeevan and Platinum Plus met with excellent response
  - Superior fund performance - 11 out of major 13 funds are in top quartile of performance
  - New business premium income grew by 123% to Rs. 1965 Cr. from Rs. 882.7 Cr. last year
  - Ranked 6th with 6.2% share (YTD Feb'08) amongst private players up from 5.2% in YTD Feb'07
  - Growth funded through capital infusion of Rs. 603 Cr. (Nuvo's share-Rs. 446.2 Cr.)

- **Asset management : Won "Mutual Fund house of the year" award**
  - Strengthened distribution network with 78 branches and over 17,500 financial advisors (IFAs) up from 32 branches and about 8,000 advisors in Mar'07
  - 4 equity NFOs launched during the year collecting about Rs. 2,700 Cr.
  - On an average 69% of AUM is in top quartile of performance based on one year returns
  - Ranked 5th with 6.9% share in domestic AUM up from 5.8% in Mar'07
    - Domestic AUM grew by 83% to Rs. 34,864 Cr. from Rs. 19,047 Cr. in March'07

Key Highlights – Growth businesses

ADITYA BIRLA NUVO

- **BPO – Building global delivery capacities towards profitable growth**
  - Global delivery capacities expanded to 9,089 seats across 26 sites
    - Launched two new sites (827 seats) in India, one site (200 seats) in Philippines and three sites (1400 seats) in North America
  - Business under integration phase has been further impacted by dollar weakening, US slowdown and higher attrition
  - Special efforts have been initiated to improve profitability

- **Garments – Building sizeable presence in apparel retailing**
  - 115 stores launched in the year taking retail presence to 5.1 Lacs sq. ft. across 253 stores
    - Revenues grew at 20%+ but high rentals & gestating new stores impacted profitability
  - Launched 2 new sub-brands Peter England Elite and Louis Philippe Young during the year to enrich brand value
  - **Apparel Retail Initiative** – Bolstering presence through launch of 2 new subsidiaries
    - **Peter England fashions & Retail Ltd.** : To launch 10 large family stores in FY2008-09
    - **Madura Garments Lifestyle Stores Ltd**. : To launch 3 large format Mens exclusive stores in FY2008-09
  - **Contract Exports :** Capacity expanded by 8.4 Mn pieces to 15.4 Mn pieces in August'07
    - Business has been impacted by lower capacity utilisation and dollar weakening

ADITYA BIRLA NUVO

Key Highlights – Value businesses

- Expanding capacities in various value businesses to tap sector growth
- Insulators – Growth through capacity addition
  - Volume growth achieved through improved operating efficiency
  - Capacity expanded through de-bottlenecking at Halol plant by 3,000 MT
  - Capacity expansion at Rishra plant by 12,000 MT (in two phases) progressing well
- Linen yarn and fabrics capacity increased by 6,388 spindles and 31 looms during the year to reach 15,340 spindles and 107 looms respectively
- Carbon black business, though received environmental clearance for greenfield expansion by 120K MT in Western India, will decide after examining other sites
- Profitability in the value businesses improved amidst sharp rise in input material and fuel costs

Business-wise Performance

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Business	Growth		Annual Highlights
	Revenues	PAT	
Telecom Yearly	↑	↑	• **Subscribers base at 24 Mn with all India market share at 9.4% up from 8.6% in Mar'07** ➡ Market share in 11 operating circles increased from 14.9% in Mar'07 to 16.2% in Mar'08 ➡ No. 1 operator in 3 circles with about 25% market share in each • **Revenues up by 54% at Rs. 6720 Cr.** • **Net Profit doubled to Rs. 1042.3 Cr.**
Quarterly	↑	↑	• **EBITDA margin improved to 35.4%** ➡ Despite rapid network expansion & lower ARPU • **Tower JV will support optimisation of network costs** • **Pan India presence is few steps away** ➡ Roll out in Mumbai & Bihar circles targeted in 2nd quarter and Tamil Nadu (incl. Chennai) & Orissa circles in 3rd quarter of FY2008-09 ➡ Tower JV will pillar speedy roll out in 5 out of new 9 circles

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Business	Growth: Premium Income	Growth: PAT	Annual Highlights
Life Insurance			• **Distribution reach expanded to 339 branches & over 1 Lac direct selling agents** ➡ Further 261 new branches are targeted to roll out by May'08 ➡ Targeting to reach 1000 branches mark and double direct sales force in FY2008-09 • **New business premium income rose by 123% to Rs. 1965 Cr. outperforming industry growth rate** ➡ Innovative products launched viz., Gold Plus, Saral Jeevan and Children dream plans have major share in new business ➡ Platinum Plus launched in Mar'08 getting excellent response • **In Q4,new business premium income at Rs 867.4 Cr grew even higher by 134%** • **Net loss during the year was higher at Rs. 445.3 Cr.** ➡ Aggressive ramp up of branches & sales force and growing share of new business premium have strained profitability
Yearly	↑	↓	
Quarterly	↑	↓	

Business Performance – Growth Businesses

Business	Growth: Revenues	Growth: PAT	Annual Highlights
Asset Management			• **Total AUM (incl. offshore funds) at Rs. 37,160 Cr.** • **Domestic AUM grew YoY by 83% with 6.9% market share** ➧ 10% QoQ growth despite sharp correction in equity markets • **Scaling up infrastructure to support growth** ➧ 46 branches opened during the year to reach 78 branches ➧ Added over 9,500 IFAs to reach 17,500 IFAs • **Launching innovative products to gain market share** ➧ 4 equity NFOs launched collecting about Rs. 2,700 Cr. • **Marketing & distribution costs on NFOs lowered profitability; benefit thereof will be seen this year**
Yearly	↑	↓	
Quarterly	↑	↑	
Other Financial Services	**Revenues**	**PBIT**	• **Strengthening position in Capital Market segment** ➧ Loan against Securities portfolio grew to Rs. 738 Cr as on 31st Mar'08 against Rs. 434 Cr. as on 31st Mar'07 • **Distribution Company ranked 6th in terms of AUM size** ➧ AUM grew to Rs. 12242 Cr. from Rs. 4953 Cr. in Mar'07 ➧ Mobilised Rs. 1,04,947 Cr. against Rs. 26,167 Cr. last year
Yearly	↑	↑	
Quarterly	↑	↑	

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Business Performance – Growth Businesses

Business	Growth		Annual Highlights
	Revenues	PAT	
BPO			
Yearly	↑	↓	
Quarterly	↑	↓	

- **Business impacted by dollar weakening and slow down in US**
- **10 logo wins achieved during the year**
- **6 new sites launched during the year adding 2,427 seats**
- **Revenues grew marginally to Rs. 1577.7 Cr.**
  - North America (NA) : Rs. 1395.4 Cr. (Rs. 1316.5 Cr. in FY07)
  - Asia Pacific (APAC) : Rs. 182.3 Cr. (Rs. 197.2 Cr. in FY07)
- **Net loss higher at Rs. 88.9 Cr. from Rs. 58.4 Cr. in FY07**
  - Weak dollar has impacted margins
  - High ramp up costs on newly launched sites
  - Higher interest cost on borrowings for acquisition of Minacs
- **Efforts are on to improve profitability**
  - Renegotiation of contracts on pricing
  - Improving seats/sites utilisation & exiting loss making sites
  - Improving share of high paying KPO segment
  - Exploring new geographies for de-risking of currency appreciation

Business Performance – Growth Businesses

Business	Growth		Annual Highlights
	Revenues	PBIT	
Branded Garments Yearly	↑	↓ 36%	• **Controlled Retail space 5.1 Lacs Sq. Ft. (253 EBOs)** ➡ Locked additional 3.5 Lacs Sq. Ft. • **Retail sales rose by 46% during the year** ➡ Expanded retail space and improved sales • **Revenues at Rs. 825.7 Cr. up by 23%** ➡ Fashion Brands grew by 29% in revenues
Quarterly	↑	↓ 6%	• **Operating profit at Rs. 67.1 Cr. is under pressure** ➡ Higher lease rentals & gestating impact of new stores ➡ Higher discounts to meet market dynamics ➡ Design development initiatives led higher manpower costs
Apparel Retail	New initiative		• Targeting launch of 10 large format family stores for Peter England and 3 large format Mens Lifestyle Stores for Fashion and International brands in FY2008-09 ➡ Pre-launch spends of about Rs. 70 Cr. incurred till date including capex, registration expenses and security deposits

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Business	Growth: Revenues	Growth: PBIT	Annual Highlights
Garments Contract Exports			• **Dollar weakening has impacted cost-competitiveness of Indian apparel exports industry** • **Revenues at Rs. 209.1 Cr. up by 21%** ➧ Volumes increased through capacity expansion in Aug'07 ➧ Peak Capacity reached to 15.4 Mn pieces • **Full Service Provider business started in India, UK & US** • **Lower efficiency and capacity utilisation also impacted** • **Strategy in place to bring back profitability** ➧ Improving efficiency and capacity utilisation for cost optimisation ➧ Reducing dependence on USD business
Yearly	↑	↓	
Quarterly	↑	↓	
IT Services			• **Revenues at Rs. 101.1 Cr. and net profit at Rs. 2.5 Cr.** ➧ Growth could have been higher but for weak dollar • **Offshore business which has high margins, improved its share in revenues to 60% from 51% in full last year**
Yearly	↑	↑	
Quarterly	↑	↑	

Business Performance – Value Businesses

Business	Growth: Revenues	Growth: PBIT	Annual Highlights
Carbon Black			• **Highest ever revenues and profitability achieved during** ➧ Supported by capacity expansion of 60K MT in July'07 • **Revenues at Rs. 863.8 Cr. up by 17%** ➧ Exporting surplus volumes post-expansion to keep newly added capacity fully utilised • **Operating profit (PBDIT) at Rs. 152.6 Cr. up by 15%** ➧ Sharp rise in crude oil prices put pressure on operating margins which is passed on to customers with a time lag of 3-4 months
Yearly	↑	↑	
Quarterly	↑	↑	
Fertilisers			• **Plant shutdown for de-bottlenecking in Q1 and breakdown in Q2 impacted production and sales volumes** ➧ Insurance claim of Rs. 20.3 Cr. accounted for during the year • **Revenues marginally lower at Rs. 765 Cr.** • **Operating profit lower at Rs. 102.4 Cr.** ➧ Lower sales volumes and higher energy costs • **Fertiliser bonds worth Rs. 56 Cr. received during the year** ➧ Mark-to-market loss of Rs. 3.2 Cr. provided in the books
Yearly	↓ 2%	↓ 16%	
Quarterly	↑	⇔	

ADITYA BIRLA NUVO

Business Performance – Value Businesses

<table>
<tr><th rowspan="2">Business</th><th colspan="2">Growth</th><th rowspan="2">Annual Highlights</th></tr>
<tr><th>Revenues</th><th>PBIT</th></tr>
<tr><td>Rayon

Yearly</td><td>↑</td><td>↑</td><td rowspan="2">

Business revenues grew by 8% to Rs. 475.2 Cr.
VFY revenues up by 8% while domestic demand remains stagnant across the industry
Export sales volumes up by 51% to improve market mix
Largest Indian exporter in consecutive third year
More than 50% share in VFY exports from India
Chlor-alkali segment's revenues were 7% up on back of higher volumes
Operating profit higher at Rs. 124.4 Cr.
Sharp rise in wood-pulp, sulphur and coal prices partly mitigated by long term contracts
18 MW Captive power plant set up in Sep'06 led to savings in power costs
</td></tr>
<tr><td>Quarterly</td><td>↑</td><td>↑</td></tr>
</table>

Business Performance – Value Businesses

Business	Growth: Revenues	Growth: PBIT	Annual Highlights
Insulators			• **Buoyant demand boosted revenues and profitability** • **Revenues at Rs. 398.7 Cr. rose by 65%** ➡ Last year's production was impacted by strike at Halol plant ➡ Yield improved through lower rejections • **Operating profit at Rs. 136.3 Cr. up by 151%** ➡ Focus on high rating insulators fetched better realisation • **Expanded capacity through de-bottlenecking by 3,000 MT** ➡ Further expanding capacity by 12,000 MT to tap sector boom
Yearly	↑	↑	
Quarterly	↑	↑	
Textiles			• **Revenues at Rs. 594.9 Cr. and PBDIT at Rs. 67.9 Cr.** ➡ Revenues from continued operations grew by 10% • **Weak dollar impacted bottom-line across all segments** • **Cheaper imports impacted profitability in Linen Segment** • **Higher wool prices lowered profitability marginally in Wool segment** • **CDM credit of Rs. 2.4 Cr. received during the year**
Yearly	↓ 5%	↓ 7%	
Quarterly	↓ 4%	↑	

Financial Performance

Consolidated Revenues

Rs. Cr.


Quarter-4
2,652
3,804
Q4 FY07
Q4 FY08


Full Year
8,367
12,134
FY07
FY08

Consolidated turnover crosses USD 3 billion mark

Consolidated Revenues - Segmental

ADITYA BIRLA NUVO

Rs. Cr.

4th Quarter 2007-08	4th Quarter 2006-07	Revenues	Full Year 2007-08	Full Year 2006-07
626.8	449.1	Telecom (Nuvo's share 31.78%) @	2,135.6	1,421.8
1,477.2	828.3	Life Insurance	4,012.1	2,068.8
428.4	373.9	BPO (Minacs acquired w.e.f 18th Aug'06)	1,577.7	1,015.5
276.3	218.9	Garments (Incl. apparel retail)	1,025.8	830.4
65.8	45.9	Financial Services	197.5	137.5
26.8	24.9	IT Services	101.1	93.6
127.8	107.4	Rayon	475.2	441.5
267.1	181.3	Carbon Black	863.8	738.9
115.2	70.2	Insulators	398.7	225.3
153.1	159.0	Textiles	594.9	625.0
246.8	197.7	Fertilisers	765.0	778.5 (2%)
(6.8)	(4.3)	Inter-unit Elimination	(13.4)	(10.0)
3,804.4	2,652.2	Consolidated Revenues	12,134.0	8,366.8
1,130.8	859.7	Standalone Revenues	3,924.2	3,420.5

@ Pro-rata share; full financial numbers are as under :

1,972.4	1,308.4	Idea Cellular (Telecom)	6,720.0	4,366.4

Consolidated Revenues - Composition



FY 2007
Financial Services 2%
IT Services 1%
Rayon 5%
Carbon Black 9%
Fertilisers 9%
Textiles 7%
Life Insurance 25%
BPO 12%
Telecom 17%
10%
3%
Growth Businesses 67%
Value Businesses 33%
FY 2008
Financial Services 2%
IT Services 1%
Rayon 4%
Black 7%
6%
5%
3%
Life Insurance 33%
Garments 8%
BPO 13%
Telecom 18%
Growth Businesses 75%
Value Businesses 25%

Net Profit – Standalone

Rs. Cr.

Quarter 4



62.3
70.5
Q4 FY07
Q4 FY08

Full Year



225.0
243.1
FY07
FY08

ADITYA BIRLA NUVO

Standalone Financial

Rs. Cr.

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
1,130.8	859.7	Revenues	3,924.2	3,420.5
26.9	10.6	Other Income	41.6	44.5
180.0	143.8	Operating Profit (PBDIT)	633.9	603.8
55.3	51.2	Less: Interest & Finance Expenses	204.5	195.4
5.1	2.1	Add: Interest Income	25.5	24.2
129.8	94.8	Gross Profit (PBDT)	454.9	432.6
37.7	28.0	Depreciation/ Amortisation	141.1	120.3
92.0	66.8	Profit Before Tax and Exceptional Items	313.8	312.3
-	-	Exceptional Items	0.7	(1.2)
92.0	66.8	Profit after Exceptional Items	314.6	311.1
21.5	4.5	Provision for Taxation (Net)	71.5	86.1
70.5	**62.3**	**Net Profit**	**243.1**	**225.0**

Standalone Operating Profit

Rs. Cr.

4th Quarter 2007-08	4th Quarter 2006-07	PBDIT	Full Year 2007-08	Full Year 2006-07	
24.7	24.8	Branded Garments	67.1	81.4	18%
-	-	Garments Contract Exports	-	2.9	
33.8	20.5	Rayon	124.4	119.7	
37.6	33.7	Carbon Black	152.6	132.2	
35.9	34.5	Fertilisers	102.4	129.6	21%
16.7	15.3	Textiles	67.9	67.4	
40.9	11.2	Insulators	136.3	35.1	
(1.2)	0.4	Financial Services (Net of Finance Cost)	(2.0)	8.3	
(9.2)	2.1	Corporate	(18.9)	13.4	
179.3	**142.5**	**Net PBDIT**	**629.8**	**589.9**	
0.7	1.4	Add : Finance cost of Financial Services	4.2	13.9	
180.0	**143.8**	**Gross PBDIT**	**633.9**	**603.8**	

Note 1 : Garments' Contract export business has been transferred to wholly owned subsidiary w.e.f July 1, 2006

2 : Insulators manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

Consolidated Net Profit

Rs. Cr.

4th Quarter 2007-08	4th Quarter 2006-07	Net Profit	Full Year 2007-08	Full Year 2006-07
87.9	65.7	Telecom (Nuvo's share 31.78%) @	331.2	164.5
(22.4)	(7.2)	BPO (Minacs acquired w.e.f 18th Aug'0	(88.9)	(17.5)
(201.9)	(66.0)	Life Insurance	(445.3)	(139.7)
1.4	(0.2)	Asset Management (Nuvo's share 50%)	1.4	7.1
11.0	2.0	Other financial services	28.9	8.9
(10.2)	(2.5)	Contract Exports	(22.0)	(1.7)
(16.0)	-	Apparel Retail	(25.5)	-
1.9	2.0	IT Services	2.5	1.5
1.6	5.9	Others	2.2	2.4
(146.8)	(0.3)	Total JVs / Subs	(215.3)	25.5
(54.5)	(20.2)	Less: Contra / Minority Interest	(123.1)	(30.4)
(92.3)	**19.9**	**Nuvo's Share in JVs/Subs**	(92.3)	**55.9**
70.5	**62.3**	**Nuvo Standalone**	**243.1**	**225.0**
(21.9)	**82.2**	**Nuvo Consolidated**	**150.8**	**280.9**

127% ↓ (4th Quarter) 46% ↓ (Full Year)

@ Pro-rata share; full financial numbers are as under :

276.7	192.4	Idea Cellular (Telecom)	1042.3	502.2
2.8	-0.5	Birla Sunlife AMC (Asset Management)	2.8	14.3

Consolidated Net Profit

Rs. Cr.

	4th Quarter		Net Profit	Full Year		
	2007-08	2006-07		2007-08	2006-07	
3%	127.6	131.0	Without Life Insurance	480.3	384.3	
	(149.4)	(48.8)	For Life Insurance (Net of Minority Interest)	(329.5)	(103.4)	
127%	(21.9)	82.2	Total	150.8	280.9	46%

Growing share of new business in Life Insurance business has impacted consolidated profitability

Consolidated Financial

Rs. Cr.

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
3,804.4	2,652.2	Revenues	12,134.0	8,366.8
241.0	**305.5**	**PBDIT**	**1,101.3**	**1,139.6**
150.1	117.0	Depreciation	524.9	422.8
90.9	**188.5**	**PBIT**	**576.3**	**716.8**
132.3	109.9	Net Interest	425.0	363.3
(41.4)	**78.6**	**Profit Before Tax**	**151.3**	**353.5**
-	2.5	Exceptional Gain / (Loss)	0.7	0.5
35.5	16.8	Provision for Taxation (Net)	125.9	111.9
(76.9)	**64.4**	**Net Profit before minority interest**	**26.2**	**242.1**
(55.0)	(17.8)	Minority Interest	(124.6)	(38.8)
(21.9)	**82.2**	**Net Profit after minority interest**	**150.8**	**280.9**

52%

20%

46%

Capex and Investment Plan

Rs. Cr.

S.N.	Description	Capex Plan			Spent upto	To be spent	
		Existing	New Plan	Total	FY2007-08	FY 2008-09	FY2009-11
	Aditya Birla Nuvo Limited						
i)	Project Based						
	Rayon	11.0	22.6	33.6	0.7	32.9	-
	Branded Garments	38.5	240.5	279.0	24.5	64.1	190.3
	Carbon Black	16.3	12.0	28.3	11.7	16.6	-
	Fertilisers	16.3	-	16.3	-	16.3	-
	Insulator	33.5	22.1	55.5	4.0	51.5	-
	Textiles	16.9	5.2	22.1	6.5	15.6	-
	Sub-Total (i)	**132.4**	**302.4**	**434.7**	**47.4**	**197.0**	**190.3**
ii)	Modernisation & maintenance						
	Rayon	10.9	13.9	24.7	5.2	19.6	-
	Branded Garments	21.6	50.9	72.5	11.7	42.0	18.8
	Carbon Black	4.5	19.3	23.7	1.6	22.1	-
	Fertilisers	3.4	6.5	9.9	1.5	8.4	-
	Insulator	5.3	16.6	21.9	0.9	21.0	-
	Textiles	16.2	9.4	25.6	2.4	23.2	-
	Others	0.7	-	0.7	-	0.7	-
	Sub-Total (ii)	**62.4**	**116.6**	**179.0**	**23.3**	**136.9**	**18.8**
A	**Nuvo's Capex (i) + (ii)**	**194.8**	**419.0**	**613.7**	**70.7**	**333.9**	**209.1**
B	Major Capex (Direct Subsidiaries)						
	Apparel Retail	63.4	180.3	243.7	28.3	78.1	137.3
	Garment Manufacturing	14.9	39.7	54.5	6.2	27.1	21.2
	Contract exports	9.3	12.5	21.8	3.5	10.7	7.6
	BPO	10.1	128.4	138.5	1.8	136.7	-
	Software	1.4	1.9	3.3	0.4	3.0	-
C	**Grand Total (A+B)**	**293.9**	**781.7**	**1,075.6**	**110.9**	**589.5**	**375.2**

Note : 1) Life Insurance business is expediting its growth plan for which it will need funding of about Rs. 1000 Cr. from Nuvo in FY2008-09

2) Idea will invest over $ 2 billion in next two years out of internal accruals and own borrowings

ADITYA BIRLA NUVO

Business Outlook and Strategy

Growth businesses

Outlook	Key Challenges	Strategy
Telecom [redacted]	• Exploiting the peak growth phase amidst heating competition	• Achieving Pan India Presence ➔ Speedy rollout in Mumbai, Bihar, Tamil Nadu (including Chennai) & Orissa circles ➔ Expediting roll out in remaining 8 circles on receipt of spectrum • Optimising network costs through infrastructure sharing • Expediting business through Tower Joint venture • Improving share of value added services

Growth businesses

ADITYA BIRLA NUVO

Outlook	Key Aspiration	Strategy
Financial Services [redacted]	• To be a broad based and integrated Financial Services player	• Scaling up distribution presence across channels • Strengthening product portfolio • Delivering strong and consistent fund performance • Differentiated and superior customer service • Deriving synergies across financial services entities • Exploring potential entry option in various new financial services segments
Life Insurance [redacted]	• To be in top 3 players by FY2009-10	• Scale up branch network to reach 1000 branches mark • Increasing agents force by further 100K in FY2008-09 • Filling gaps in product portfolio • Build operational capacity for future growth

ADITYA BIRLA NUVO

Growth businesses

Outlook	Key Aspiration	Strategy
Asset Management [redacted]	• To be in top 3 players by FY2009-10	• Enhance branch network & augment relationships across channels • Filling gaps in product portfolio • Improving share of equity AUM • Focus on PMS segment & offshore business
Other Financial Services [redacted]	• To be in top 5 NBFCs by FY2010-11	• Expand Loan against Shares portfolio through focus on HNIs and promoter funding • Transformation of distribution business to full-fledged wealth management / advisory firm • Distribution arm to provide a common product distribution platform for all group entities

Growth businesses

Outlook	Key Challenges	Strategy
BPO [redacted]	• Weak US dollar • Improving EBITDA margin	• Build globally seamless world class delivery capacities ➡ Migration to new low cost geographies • Moving towards high value KPO segment • Improving capacity utilisation & exiting loss making sites • Building robust sales pipeline • Renegotiation of contract prices
Branded Garments [redacted]	• Strengthening leadership position amidst entry of international brands • Profitable growth amidst high lease rentals	• Expanding controlled retail space at strategic locations • Strengthening Brand Equity by executing Brand architecture and store identity for key brand and formats • Launch of new Sub-brands to cater all consumer profiles • Launching large format family stores for Peter England and Mens Lifestyle stores for Fashion and International brands • Shift to "Make & Sell" model to improve profitability • Improving Retail Productivity with emphasis on product and merchandise grid for higher sell through • Improving Supply chain efficiency and reduction in product cost by leveraging scale of sourcing and production efficiency

ADITYA BIRLA NUVO

Growth businesses

Outlook	Key Challenges	Strategy
Contract Exports [redacted]	• Cost-competitive and timely delivery • Rupee appreciation • US Market slowdown	• Improving production efficiency and capacity utilisation for cost optimisation • Improving product development capabilities • Reducing dependence on USD business through focusing on GBP / Euro / Indian business • Enlarging domain through "Full Service Provider" segment

Value businesses

ADITYA BIRLA NUVO

Outlook	Key Challenges	Strategy
Carbon Black [redacted]	• Tap buoyant domestic industry growth • Volatile CBFS prices	• Expediting Greenfield expansion of 120K MT to achieve domestic leadership • Optimising market- product-logistic mix & managing CBFS procurements
Fertilisers [redacted] (Within regulated industry growth)	• Highly regulated sector	• Pursue with Govt. authorities on regulations impacting industry & new fertiliser policy • Focus on agri-products trading business • Expansion / de-bottlenecking on liberalisation of policy
Rayon [redacted] (Moderate VFY outlook)	• Stagnant demand • Rising input & fuel costs	• Focus on premium exports to European markets • Thrust on improving intrinsic yarn quality • Increasing share of Value added yarns

Value businesses

Outlook	Key Challenges	Strategy
Insulators [redacted]	• Expand business in international markets • Rise in input & fuel costs • Cheaper Imports	• Expansion by 12,000 MT (in two phases) to grow in line with the booming power sector • Foray in polymer insulators • Re-establish relationship with international buyers • Extending product range to high rating insulators • Yield enhancement & reducing rejections
Textiles [redacted]	• Sustain leadership in Linen segment amidst cheaper imports from China • Rise in wool prices	• Leveraging expanded capacity in linen yarn and fabrics capacity ➡ Improving OTIF in Linen segment ➡ Expand penetration in high paying retail segment & leverage "Linen Club" brand • Focus on finer counts to insulate from Chinese competition • Increasing share of value added products in wool segment particularly yarn for knitting segment

Vision and Strategy

ADITYA BIRLA NUVO

To become a premium conglomerate with market leadership across businesses delivering superior value to shareholder on sustained basis

To increase the share of High growth businesses in total revenue by deploying surplus cash from Value businesses to grow the high growth businesses of tomorrow

Dedicated to deliver better results quarter after quarter

ADITYA BIRLA NUVO

Business Financials

Telecom

Rs. Cr.

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
24.02	14.01	No. of Subscribers (Mn)	24.02	14.01
1,972.4	1,308.4	Revenues	6,720.0	4,366.4
694.4	457.0	PBDIT	2,375.7	1,504.0
35.2	34.9	OPM %	35.4	34.4
434.6	280.8	PBIT	1,498.8	832.2
276.7	192.4	PAT	1,042.3	502.2
10,060.0	6,430.3	Capital Employed	10,060.0	6,430.3
18.7	18.9	ROACE (Annualised) (%)	18.2	15.3

Birla Sun Life Insurance Company Ltd

Rs. Cr.

4th Quarter 2007-08	4th Quarter 2006-07	Particulars	Full Year 2007-08	Full Year 2006-07
		First Year Premium		
713.5	301.8	Individual Business	1,741.0	742.9
153.9	68.4	Group Business	224.0	139.8
867.4	370.2	Total First Year Premium	1,965.0	882.7
542.3	397.2	Renewal Premium	1,307.2	894.0
(18.7)	**(14.9)**	Less : Reinsurance ceded & Service tax	**(49.1)**	**(41.5)**
1,391.0	752.6	Total Premium Income	3,223.1	1,735.2
(201.9)	**(66.0)**	Net Profit/(Loss)	**(445.3)**	**(139.7)**
1,274.5	671.5	Share Capital	1,274.5	671.5
6,892.7	4,020.0	Fund under management	6,892.7	4,020.0

Birla Sun Life Asset Management Co. Ltd

Rs. Cr.

Particulars		As on 31st March 2007-08	2006-07
Equity		7,688	4,753
Debt & Liquid		27,176	14,294
Domestic AUM		**34,864**	**19,047**
Off shore (All Equity)		2,296	1,783
Total AUM		**37,160**	**20,830**
Revenues	Quarter 4	40.7	24.6
	Full Year	119.3	81.9
PAT	Quarter 4	2.8	(0.5)
	Full Year	2.8	14.3

Category-Wise AUM (%)



Mar'07
Off shore Equity 8%
Equity 23%
Debt & Liquid 69%
Mar'08
Off shore Equity 6%
Equity 21%
Debt & Liquid 73%

Domestic AUM (Rs. bn.)



3264
505
190
349
Industry
BSAMC
Mar'07
Mar'08

Source : AMFI

Other Financial Services

Rs. Cr.

4th Quarter 2007-08	4th Quarter 2006-07	Particulars	Full Year 2007-08	Full Year 2006-07
Financial Services division, BGFCL & BIASL				
37.1	30.2	Revenues	112.8	84.3
13.6	6.7	PBT	37.0	22.1
225.5	98.4	Capital Employed	225.5	98.4
Birla Sun Life Distribution Limited				
30,105	8,747	Gross Mobilisation	104,947	26,167
12.0	5.7	Revenues	37.5	21.0
1.2	(0.0)	PAT	2.7	0.7

BPO – Aditya Birla Minacs

Rs. Cr.

4th Quarter 2007-08	4th Quarter 2006-07	Particulars	Full Year 2007-08	Full Year 2006-07
9,089	7,483	Operating Seats (Nos.)	9,089	7,483
12,908	10,914	Employees (Nos.)	12,908	10,914
428.4	**373.9**	**Revenues**	**1577.7**	**1513.7**
94.6	85.2	North America CAD Mn	357.1	331.4
374.7	324.0	North America Rs. Cr.	1,395.4	1,316.5
53.8	49.9	Asia Pacific Rs. Cr	182.3	197.2
(6.6)	**8.0**	**PBIT before non-recurring items**	**(13.4)**	**49.5**
(2.9)	0.9	- North America	(7.4)	12.7
(3.8)	7.1	- Asia Pacific	(6.1)	36.8
(20.4)	**(7.1)**	**Net Profit/(Loss) before non-recurring items**	**(75.8)**	**(26.1)**
(2.1)	-	Non-recurring gain / (loss)	(13.0)	(32.2)
(22.4)	**(7.1)**	**Net Profit/(Loss) after non-recurring items**	**(88.9)**	**(58.4)**
493.1	407.5	Capital Employed	493.1	407.5

8%

Note: Minacs acquired w.e.f. 18th August 2006. Minacs performance has been included wherever necessary to make the performance comparable

Branded Garments

Rs. Cr.

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
117.7	87.7	Shirts (A)	449.5	361.0
49.2	44.1	Trousers (B)	193.0	168.3
23.5	15.9	Suits (C)	80.3	56.9
32.0	25.9	Others (D)	102.8	84.6
222.3	173.6	Revenues (A+B+C+D)	825.7	670.8
30.7	30.6	Operating Profit before adspend	115.5	126.5
6.1	5.8	Advt. Expenses	48.4	45.1
24.7	24.8	PBDIT	67.1	81.4
16.5	17.5	PBIT	35.1	55.2
471.2	331.2	Capital Employed	471.2	331.2
14.9	22.5	ROACE (Annualised) (%)	8.7	18.5

6%

36%

Note: Garments' Contract export business has been transferred to wholly owned subsidiary w.e.f July 1, 2006.
Contract export performance has been excluded wherever necessary to make the performance comparable

Garments Contract Exports

Rs. Cr.

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
17.6	12.0	Sales Volume (Lacs Pcs)	68.3	45.6
54.6	46.4	Revenues	209.1	172.8
(7.4)	**(1.9)**	PBIT	**(14.0)**	4.9
(10.2)	**(2.5)**	PBT	**(21.8)**	**(0.5)**
187.8	125.9	Capital Employed	187.8	125.9

IT Services

Rs. Cr.

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
26.8	24.9	Revenues	101.1	93.6
2.9	2.7	PBIT	6.5	4.9
1.9	2.0	PAT	2.5	1.5
31.6	29.1	Capital Employed	31.6	29.1

Carbon Black

Rs. Cr.

4th Quarter 2007-08	4th Quarter 2006-07	Particulars	Full Year 2007-08	Full Year 2006-07
59,804	45,580	Production (Tons)	215,103	182,669
104.0	107.2	Capacity Utilization %	102.4	107.5
60,133	45,282	Sales Volumes (Tons)	214,618	180,893
30%	17%	Share of Exports volumes	25%	18%
44,414	40,046	Realisation (Rs./Ton)	40,250	40,850
267.1	181.3	Revenues	863.8	738.9
37.6	33.7	PBDIT	152.6	132.2
14.1	18.6	OPM (%)	17.7	17.9
30.9	29.4	PBIT	130.3	116.0
667.5	487.2	Capital Employed	667.5	487.2
20.1	24.7	ROACE (Annualised) (%)	22.6	25.9

Fertilisers

Rs. Cr.

	4th Quarter 2007-08	4th Quarter 2006-07	Particulars	Full Year 2007-08	Full Year 2006-07	
	266	276	Production ('000 Tons)	881	1,028	
4%	268	277	Sales Volumes ('000 Tons)	870	1,043	17%
	246.8	197.7	Revenues	765.0	778.5	2%
	35.9	34.5	PBDIT	102.4	129.6	
	14.6	17.4	OPM (%)	13.4	16.6	
	31.1	31.2	PBIT	84.5	100.9	16%
	531.3	400.7	Capital Employed	531.3	400.7	
	27.9	34.8	ROACE (Annualised) (%)	18.1	28.7	

ADITYA BIRLA NUVO

Rayon

Rs. Cr.

4th Quarter 2007-08	4th Quarter 2006-07	Particulars	Full Year 2007-08	Full Year 2006-07
4,106	4,371	VFY Production (Tons)	17,000	17,669
100.1	109.3	Capacity Utilization (%)	103.7	110.4
4,283	4,467	VFY Sales Volumes (Tons)	17,923	17,039
184.5	167.5	VFY Realisation (Rs./Kg.)	173.3	168.4
19,733	17,483	ECU Realisation (Rs./MT.)	19,999	20,491
79.0	74.8	Revenues - VFY	310.6	287.0
48.7	32.6	- Chemicals	164.6	154.5
127.8	107.4	Revenues	475.2	441.5
33.8	20.5	PBDIT	124.4	119.7
26.5	19.1	OPM (%)	26.2	27.1
25.4	12.3	PBIT	91.5	88.7
453.7	450.5	Capital Employed	453.7	450.5
23.0	11.1	ROACE (Annualised) (%)	20.2	20.7

4%

Insulators

Rs. Cr.

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
8,032	6,644	Production (Tons)	32,921	21,358
8,690	6,616	Sales Volumes (Tons)	32,304	22,966
115.2	81.1	Revenues	398.7	241.2
40.9	23.3	PBDIT	136.3	54.3
35.5	28.7	OPM (%)	34.2	22.5
37.4	20.3	PBIT	122.5	42.2
240.0	186.1	Capital Employed	240.0	186.1
64.6	46.4	ROACE (Annualised) (%)	57.5	22.8

Note : Manufacturing business (formerly 50:50 JV) became subsidiary of Nuvo w.e.f. 29th Nov'06 and merged with Nuvo w.e.f. 1st April'07. However, figures shown above are on comparable basis.

Textiles

Rs. Cr.

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
41.6	39.8	Linen Segment	168.3	174.1
111.5	97.1	Wool Segment	407.5	351.3
153.1	136.9	Continued operations (Linen and Wool)	575.8	525.4
0.1	22.1	Others (Synthetic Yarn)	19.1	99.6
153.1	159.0	Revenues	594.9	625.0
16.7	15.3	PBDIT	67.9	67.4
11.3	11.1	PBIT	48.7	52.1
359.3	311.2	Capital Employed	359.3	311.2
12.6	14.4	ROACE (Annualised) (%)	14.5	19.2

4%

5%

7%

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Annexure

ADITYA BIRLA NUVO

Consolidated Profit and Loss and Balance Sheet Snapshot

Annexure I

Rs. Cr.

Particulars	4th Quarter		Full Year	
	2007-08	2006-07	2007-08	2006-07
Gross Turnover	3,862.4	2,700.8	12,347.3	8,542.9
Net Turnover	3,804.4	2,652.2	12,134.0	8,366.8
PBDIT	241.0	305.5	1,101.3	1,139.6
PBDIT Margin (%)	6.3	11.5	9.1	13.6
Net Interest	132.3	109.9	425.0	363.3
PBDT	108.7	195.6	676.2	776.2
Net Profit (after Minority Interest)	(21.9)	82.2	150.8	280.9
Annualised EPS (Rs.)	(10.08)	35.84	15.95	31.96
Annualised CEPS (Rs.)	65.2	92.4	76.3	82.2

Particulars	March 2008	March 2007
Equity	95.0	93.3
Preference Share Capital	50.0	-
Net Worth	4,096.8	3,119.6
Minority Interest	174.4	143.3
Total Debts	6,647.9	5,461.6
Deferred Tax Liabilities	226.2	179.6
Capital Employed	11,145.2	8,904.1
Policyholders' funds	6,484.7	3,762.0
Total Liabilities	17,629.9	12,666.1
Goodwill on consolidation	2,571.0	2,594.9
Net Block	5,447.8	3,777.6
Net Working Capital	2,244.0	1,750.2
Investments	7,367.0	4,543.4
Life Insurance Investments	6,892.7	4,020.0
Other Investments	474.3	523.3
ROCE (at PBIT) (%)	5.3	8.3
RONW (at PAT) (%)	3.7	9.0
Book Value (Rs.)	431.2	334.3
Total Debt Equity (x)	1.6:1	1.8:1

Standalone Profit and Loss and Balance Sheet Snapshot

Annexure II

Rs. Cr.

Particulars	4th Quarter 2007-08	4th Quarter 2006-07	Full Year 2007-08	Full Year 2006-07
Gross Turnover	1,188.7	898.9	4,137.5	3,577.9
Net Turnover	1,130.8	859.7	3,924.2	3,420.5
PBDIT	180.0	143.8	633.9	603.8
PBDIT Margin (%)	15.9	16.7	16.2	17.7
Net Interest	50.2	49.1	179.0	171.2
PBDT	129.8	94.8	454.9	432.6
PAT before exceptional items	70.5	62.3	242.3	226.2
PAT	70.5	62.3	243.1	225.0
PAT Margin (%)	6.2	7.2	6.2	6.6
Annualised EPS (Rs.)	30.20	27.16	26.05	25.60
Annualised CEPS (Rs.)	49.4	42.9	43.9	41.0
Interest Cover (x) (PBDIT/ Net Interest)	3.6	2.9	3.5	3.5

Particulars	March 2008	March 2007
Equity	95.0	93.3
Net Worth	4,087.6	3,124.5
Long Term Debt	1,841.2	1,869.2
Short Term Debt	902.2	962.7
Total Debts	2,743.4	2,831.8
Deferred Tax Liabilities	200.3	174.1
Capital Employed	7,031.4	6,130.5
Net Block	1,501.6	1,308.1
Net Working Capital	1,475.6	972.9
Strategic Investment	3,909.3	3,473.8
Treasury Investments	144.9	375.5
Total Investments	4,054.2	3,849.4
ROACE (at PBIT) (%)	7.8	10.1
ROANW (at PAT) (%)	6.7	8.4
Book Value (Rs.)	430.2	334.9
Total Debt Equity (x)	0.7:1	0.9:1
Long Term Debt Equity (x)	0.5:1	0.6:1
Market Capitalisation (Rs. Cr.)	13,253	9,9[illegible]

34

Segment Results –Nuvo Standalone

ADITYA BIRLA NUVO

Annexure III

Rs. Cr.

4th Quarter

Particulars	Revenues		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
Garments	222.3	173.6	16.5	17.5	443.0	310.6	14.9%	22.5%
Rayon	127.8	107.4	25.4	12.3	442.0	442.5	23.0%	11.1%
Carbon Black	267.1	181.3	30.9	29.4	615.5	476.8	20.1%	24.7%
Textiles	151.4	158.6	11.3	11.1	361.1	308.8	12.6%	14.4%
Fertilizers	246.8	197.7	31.1	31.2	445.2	358.0	27.9%	34.8%
Financial Services	0.2	2.8	(0.6)	1.6	11.0	56.4	-22.9%	11.7%
Insulators	115.2	38.2	37.4	11.2	231.4	25.2	64.6%	177.9%
Total Operating Assets	1,130.8	859.7	152.0	114.4	2,549.3	1,978.3	23.9%	23.1%
Corporate Assets	-	-	(9.8)	1.5	3,840.3	3,520.9	-1.0%	0.2%
Nuvo Standalone	1,130.8	859.7	142.2	115.9	6,389.6	5,499.2	8.9%	8.4%

Full Year

Particulars	Revenues		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
Garments	825.7	700.1	35.1	58.0	401.2	319.3	8.7%	18.2%
Rayon	475.2	441.5	91.5	88.7	452.1	429.4	20.2%	20.7%
Carbon Black	863.8	738.9	130.3	116.0	577.4	448.1	22.6%	25.9%
Textiles	590.5	621.0	48.7	52.1	335.2	271.9	14.5%	19.2%
Fertilizers	765.0	778.5	84.5	100.9	466.0	352.0	18.1%	28.7%
Financial Services	5.3	27.7	1.7	21.6	14.9	46.4	11.5%	46.6%
Insulators	398.7	112.8	122.5	35.1	213.0	24.6	57.5%	142.8%
Total Operating Assets	3,924.2	3,420.5	514.3	472.5	2,459.9	1,891.7	20.9%	25.0%
Corporate Assets	-	-	(21.5)	10.9	3,896.7	2,735.6	-0.6%	0.4%
Nuvo Standalone	3,924.2	3,420.5	492.8	483.5	6,356.5	4,627.3	7.8%	10.4%

Note : Insulators manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

ADITYA BIRLA NUVO

Operating Margin - Nuvo Standalone

Annexure IV

4th Quarter		Operating Margin	Full Year	
2007-08	2006-07		2007-08	2006-07
11.1%	14.3%	Branded Garments	8.1%	12.1%
26.5%	19.1%	Rayon	26.2%	27.1%
14.1%	18.6%	Carbon Black	17.7%	17.9%
14.6%	17.4%	Fertilisers	13.4%	16.6%
11.0%	9.6%	Textiles	11.5%	10.8%
35.5%	29.3%	Insulators	34.2%	31.1%
15.9%	16.6%	Nuvo Standalone	16.0%	17.2%

Note : Insulators manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

ADITYA BIRLA NUVO

Exports - Nuvo Standalone

Annexure V

4th Quarter		Exports	Full Year	
2007-08	2006-07	(Rs Crores)	2007-08	2006-07
11.4	31.9	Garments	37.8	63.0
15.5	15.9	Rayon	75.0	49.0
72.8	28.4	Carbon Black	196.0	120.2
55.2	73.9	Textiles	257.0	267.7
34.9	-	Insulators	82.0	-
189.9	150.2	Nuvo Standalone	647.7	499.9

4th Quarter		Exports	Full Year	
2007-08	2006-07	(% of Sales)	2007-08	2006-07
5.1%	18.4%	Garments	4.6%	9.0%
12.2%	14.8%	Rayon	15.8%	11.1%
27.3%	15.7%	Carbon Black	22.7%	16.3%
36.5%	46.6%	Textiles	43.5%	43.1%
30.3%	-	Insulators	20.6%	-
16.8%	17.5%	Nuvo Standalone	16.5%	14.6%

Note : Insulators manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

ADITYA BIRLA NUVO

Sales Volume - Nuvo Standalone

Annexure VI

4th Quarter		Particulars	Full Year	
2007-08	2006-07		2007-08	2006-07
28	25	Garments (lacs Pcs)	107	98
4,283	4,467	VFY (MT)	17,923	17,039
21,921	17,229	Caustic (MT)	74,441	67,226
60,133	45,282	Carbon Black (MT)	214,618	180,893
268	277	Fertilisers ('000 MT)	870	1,043
8,690	6,095	Insulators (MT)	32,304	19,402

Note : Insulators manufacturing subsidiary merged with Nuvo w.e.f. 1st April'07

ADITYA BIRLA NUVO

Sales Volume - Nuvo Standalone

Annexure VI

Cont...

4th Quarter 2007-08	4th Quarter 2006-07	Particulars	Full Year 2007-08	Full Year 2006-07
		Garments (Lac Pcs)		
16.1	13.8	Shirts	63.0	57.0
5.8	5.8	Trousers	22.2	20.8
0.6	0.4	Suits	1.9	1.4
5.7	5.5	Others	19.9	18.4
		Textiles		
1,305	1,084	Linen Fabric ('000 Mtrs)	4,710	4,646
456	502	Flax Yarn (MT)	2,039	2,127
801	778	Worsted Yarn (MT)	2,902	2,770
1,019	1,230	Wool Combing (MT)	4,278	4,544

Production - Nuvo Standalone

Annexure VII

ADITYA BIRLA NUVO

Quarter-3 FY 2007-08			Particulars	Nine Months FY 2007-08		
Effective Capacity	Production	Utilisation		Effective Capacity	Production	Utilisation
4,100	4,106	100%	VFY (MT)	16,400	17,000	104%
20,531	20,745	101%	Caustic (MT)	82,125	74,468	91%
57,500	59,804	104%	Carbon Black (MT)	210,000	215,103	102%
216	266	123%	Fertilisers ('000 MT)	865	881	102%
9,000	8,032	89%	Insulators (MT)	36,000	32,921	91%

Production - Nuvo Standalone

Annexure VII

Cont...

Quarter-3 FY 2007-08 Effective Capacity	Quarter-3 FY 2007-08 Production	Particulars	Nine Months FY 2007-08 Effective Capacity	Nine Months FY 2007-08 Production
	MT / '000 Mtrs.	**Textiles**		MT / '000 Mtrs.
27 Looms	1,458	Linen Fabric ('000 Mtrs)	107 Looms	4,922
3835 Spindles	498	Flax Yarn (MT)	11942 Spindles	2,122
6387 Spindles	895	Worsted Yarn (MT)	24135 Spindles	3,040
1.5 Cards	1,019	Wool Combing (MT)	6 Cards	4,278

ADITYA BIRLA NUVO

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Aditya Birla Nuvo Limited

Regd. Office: Indian Rayon Compound, Junagadh-Veraval Road, Veraval – 362 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030

Website: www.adityabirla.com or www.adityabirlanuvo.com

Email: nuvocfd@adityabirla.com

END